Form C

Cover Page

Name of issuer:

Blue Co Warehousing Inc.

Legal status of issuer:

Form: Corporation
Jurisdiction of Incorporation/Organization: DE
Date of organization: 3/7/2023

Physical address of issuer:

510 Pylon Dr
Raleigh NC 27606

Website of issuer:

https://www.bluecowarehousing.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

6.9% of the offering amount upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the Issuer in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

☑ Common Stock
☐ Preferred Stock
☐ Debt
☐ Other

If Other, describe the security offered:

Target number of securities to be offered:

92,593

Price:

$0.540000

Method for determining price:

Dividing pre-money valuation $8,051,619.00 by number of shares outstanding on fully diluted basis at the beginning of the round.

Target offering amount:

$50,000.22

Oversubscriptions accepted:

- ☑ Yes
- ☐ No

If yes, disclose how oversubscriptions will be allocated:

- ☐ Pro-rata basis
- ☐ First-come, first-served basis
- ☑ Other

If other, describe how oversubscriptions will be allocated:

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$250,000.02

Deadline to reach the target offering amount:

4/30/2026

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees:

3

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$8,327,045.00	$9,008,301.00
Cash & Cash Equivalents:	$227,961.00	$307,744.00
Accounts Receivable:	$0.00	$3,188.00
Current Liabilities:	$2,949,896.00	$798,089.00
Non-Current Liabilities:	$7,386,941.00	$9,104,409.00
Revenues/Sales:	$982,052.00	$150,783.00
Cost of Goods Sold:	$11,455.00	$0.00
Taxes Paid:	$0.00	$0.00
Net Income:	($1,115,595.00)	($894,197.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Blue Co Warehousing Inc.

COMPANY ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer.

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

INSTRUCTION TO QUESTION 2: If any of these statements are not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Jason Widen	CEO	Blue Co Warehousing Inc.	2023

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Jason Widen	President	2023
Jason Widen	CEO	2023
Christopher Gergen	Secretary	2025

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Jason Widen	9750000.0 Class A Voting Common	97.5

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. ***Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.***

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

> The Class B Ownership Interests offered hereby are highly speculative in nature and involve a high degree of risk. They should be purchased only by persons who can afford to lose their entire investment in the Companies. Therefore, each prospective investor should, prior to purchase, very carefully consider the following risk factors as well as other information set forth elsewhere in the Subscription Booklet. The success of the Companies will depend upon factors that may be beyond the control of the management team and cannot be predicted at this time, including adverse changes in general economic conditions impacting the Companies and the management team. Risks associated with making an investment in the Units include, but are not limited to, the following:
>
> The Companies are early-stage companies. OpCo was formed in 2023 and PropCo in 2025. Accordingly, the Companies have limited histories upon which an evaluation of their performance and future prospects can be made. The Companies' current and proposed operations are subject to all the business risks associated with new enterprises. These include likely fluctuations in operating results as the Companies react to developments in their market while managing its growth and the entry of competitors into the market.
>
> Dependence on Leases for Our Revenue. OpCo's investment activities focus on entering into long-term leases with a landlord (which may include PropCo) and then subleasing that space to one or more tenants. The subleases often have shorter-term obligations without any assurance of long-term revenues. This style of subleasing makes OpCo particularly susceptible to economic conditions and sublease turnover.
>
> High Turnover Risks. OpCo's subleases generally do not have long-term leases or provide significant security deposits. As a result, they may cancel with limited notice or fail to pay on time, which could create volatility in our revenue stream. High turnover not only reduces occupancy but also increases marketing, administrative, and operating expenses required to attract replacement tenants.
>
> No Assurance Investors Will Receive Any Return on Investment. The Companies' investment strategies are speculative and entail substantial risks. Prospective investors should carefully consider, among other factors, the risks described below, each of which could have an adverse effect on the value of their Class B Ownership Interests. As a result of these risk factors, as well as other risks inherent in any investment or set forth elsewhere in this Subscription Booklet (see, for example, "Certain U.S. Federal Income Tax Considerations" below), there can be no assurance that the Companies will meet their investment objectives or otherwise be able to successfully carry out their investment program. The Companies will make investments based on the management team's estimates or projections of potential investment returns, which in turn are based on, among other considerations, assumptions regarding the performance of the Companies' assets, the amount and terms of available financing, and the manner and timing of dispositions, including possible asset recovery and remediation strategies, all of which are subject to significant uncertainty. In addition, events or conditions that have not been anticipated may occur and may have a significant effect on the actual rate of return received on the Companies' investments. The Companies' returns may be unpredictable and, accordingly, the Companies' investment programs are not suitable as the sole investment vehicle for an investor. An investor should only invest in the Companies as part of an overall investment strategy and only if the investor is able to withstand a total loss of its investment. There can be no assurance that the Companies' investment objective will be achieved, and a Member must be prepared to bear capital losses which might result from the Companies' investments.
>
> General Real Estate Considerations. Real estate values are affected by a number of factors, including changes in the general economic climate, local conditions (such as an oversupply of space or a reduction in demand for space), the quality

and philosophy of management, competition based on rental rates, attractiveness and location of the properties, financial condition of tenants, buyers and sellers of properties, quality of maintenance, insurance and management services and changes in operating costs. Real estate values are also affected by such factors as government regulations (including those governing usage, improvements, zoning and taxes), interest rate levels, the availability of financing, and potential liability under changing environmental and other laws. The management team will not have the ability to control or predict such market conditions or factors, all of which may adversely affect the Companies' investments.

Real Estate Related Regulatory Risks. Real estate investments are subject to various federal, state, and local laws and regulations, including building codes, regulations pertaining to fire safety and handicapped access, and other regulations, which may from time to time be enacted. PropCo's performance may be adversely affected by significant costs required to comply with any future changes in such regulations.

Risks of Real Estate Ownership. There can be no assurance that the operation of PropCo will be profitable or that cash from operations will be available for distribution to Members. Because real estate, like many other types of long-term investments, historically has experienced significant fluctuations and cycles in value, specific market conditions may result in occasional or permanent reductions in the value of real property ownership interests. The marketability and value of the properties will depend on many factors beyond the control of PropCo or the management team, including, without limitation, (i) changes in general or local economic conditions; (ii) changes in supply of or demand for competing properties in an area (e.g., as a result of over-building); (iii) changes in interest rates; (iv) unavailability of mortgage funds, which may render the sale of a property difficult; (v) the financial condition of tenants, buyers and sellers of properties; (vi) changes in real estate tax rates and other operating expenses; (vii) the imposition of rent controls; and (viii) acts of God, natural disasters and uninsurable losses. Since investments in real estate generally are not liquid, there can be no assurance that there will be a ready market for real estate assets and investments held by PropCo. In addition, general economic conditions in the United States and abroad, as well as conditions of domestic and international financial markets, may adversely affect operation of PropCo.

Potential Environmental Liability. Under various federal, state and local laws, ordinances and regulations, an owner of real property may be liable for the costs of removal or remediation of certain hazardous or toxic substances on or in such property. Such laws often impose such liability without regard to whether the owner knew of, or was responsible for, the presence of such hazardous or toxic substances. The cost of any required remediation and the owner's liability therefor as to any property are generally not limited under such laws and could exceed the value of the property and/or the aggregate assets of the owner. The presence of such substances, or the failure to properly remediate contamination from such substances, may adversely affect the owner's ability to sell the real estate or to borrow using such property as collateral. The costs associated with compliance with or the liability resulting from the foregoing may adversely affect the returns of PropCo.

Risks that PropCo's Investments Will Fail to Meet Expectations. PropCo intends to invest in the acquisition, development and sale of properties. There are risks that PropCo's investments will fail to perform as expected. Estimates of future income, expenses and capital expenditures may prove to be inadequate. In addition, PropCo expects to finance its investments in part, using various forms of financing, and there is a risk that the cash flow from PropCo's investments will be insufficient to meet debt payment obligations.

PropCo may enter into Syndications or Joint Ventures. PropCo may own properties 100% or it may syndicate the ownership or enter into joint ventures. In such cases, the manager, officers, or their affiliates may receive fees and promotes/carried interests outside of the PropCo structure.

Offering Price of Class B Ownership Interests Determined by the Companies. The Class B Ownership Interest offering price of the securities offered hereby has been arbitrarily established and bears no relationship to the Companies' assets, earnings, book value or any other objective standards of worth.

No Market for Class B Ownership Interests of Membership Interest. Because Members have no right to require the Companies to redeem their Class B Ownership Interests and the Class B Ownership Interests are not freely transferable, an investment in the Companies is illiquid and involves a high degree of risk. In addition, there will be no market for the Class B Ownership Interests, and none is expected to develop. Irrespective of the success or failure of the management team's investment strategy, Members' inability to withdraw from the Companies materially increases the risk of making an investment in the Class B Ownership Interests because it is not possible to redeem Class B Ownership Interests in order to recognize profits or mitigate losses before such profits may have been eliminated or such losses significantly accelerated.

Absence of Regulatory Oversight. The Companies are not, and have no intention of becoming, a registered investment company under the Investment Company Act. Accordingly, investors will not be entitled to the benefits of any of the provisions of this Act, which are designed to regulate the operations and structure of investment companies and to supplement the existing disclosure requirements imposed on the offering of investment company securities pursuant to the Securities Act. Although the Companies do not presently intend to become an investment company, there is a risk that it may become subject to the

Investment Company Act in the future, which would result in the imposition of significant regulatory and compliance burdens on the Companies. In addition, the management team is not registered under the Investment Advisers Act, and the offering made by this Subscription Booklet and the Class B Ownership Interests described herein are not registered under the Securities Act. As a result, investors in the Companies will not be afforded the protections of such statutes.

Federal Income Tax Risks. The federal income tax aspects of an investment in the Companies are complex, and their impact may vary depending on each investor's individual circumstances. Prospective investors should consider the following tax risks, among others:
-The amount and times of any distributions will be determined by the management team in its sole discretion. Whether or not distributions are made, PropCo Members will be required each year to pay applicable federal and state income taxes on their respective shares of PropCo's taxable income and may need to fund such tax liabilities from other sources. If the management team elects not to make distributions to the PropCo Members to pay their tax liabilities, PropCo Members will have to fund the payment of their tax liabilities from other sources. No assurance can be made that distributions from the Companies will be sufficient to cover such tax liabilities. Any net losses of PropCo and any interest expenses on any debt incurred by a PropCo Member to acquire or carry an ownership interest in PropCo is likely to be subject to the limitations on deduction of passive activity losses.
-The IRS may challenge the Companies' allocations and/or characterizations of income, gain, loss, deduction and credit.
-Investors may be precluded from claiming certain deductions by virtue of limitations on miscellaneous itemized deductions and/or application of the at-risk rules.
-Income allocated by PropCo to retirement plans and accounts or other tax-exempt PropCo Members may be taxable to them as unrelated business taxable income.
-The Companies may claim deductions or other tax benefits to which they believe they are entitled, but there can be no assurance that the deductions or other benefits will be allowed on audit.
-The properties acquired and sold by PropCo could be considered "property held primarily for sale to customers in the ordinary course of the taxpayer's business" (i.e., inventory) for federal income tax purposes, with the result that income and gain realized by PropCo will be taxed as ordinary income (as opposed to capital gain).
-The IRS may challenge reporting positions taken by the Companies on their respective tax returns and, if the challenge is successful, seek to impose interest and penalties on taxes found to be due.
-Tax laws, rules, regulations, and rulings may change, with or without retroactive effect. Neither OpCo nor PropCo intends to seek any advance ruling from the IRS or an opinion of counsel regarding any tax matter associated with their operations or the potential tax consequences of an investment by an investor. Each prospective investor must consult its own tax advisor regarding the tax consequences (including federal and state income tax consequences) of investing in the Companies, with specific reference to such prospective investor's own tax situation.

Risk of Foreclosure. It is contemplated that the gross revenues to be derived from the operation of the properties will be sufficient to cover the expenses of maintaining and operating the properties, including servicing any applicable debt financing. However, no assurance exists that such gross revenues will always be sufficient to cover such expenses. Failure by the revenues generated by the properties to meet the obligations under any applicable debt financing could result in loss of the properties through foreclosure and, thus, the investors losing their investment. Moreover, many forms of debt financing will have terms that will require a substantial "balloon payment" at maturity. It is anticipated that the properties will be sold or refinanced at or prior to the time of the maturity. The ability to repay any debt financing will be dependent upon the ability to sell the properties for more than the balloon amount or to obtain adequate refinancing at the respective due date. Failure to sell the properties or to obtain the necessary refinancing when needed could result in a foreclosure of the investments.

Operating Expenses May Exceed Companies' Income. The operating expenses of the Companies may from time to time exceed the Companies' incomes, which may delay or prevent repayment of loan facilities or payment of distributions.

Limitation of Recourse and Indemnification of Management Team. The Companies' governing documents limit the circumstances under which the management team or its respective agents, officers, directors, partners, employees, members, managers, advisers, or consultants will be held liable to the Companies. As a result, investors may have a more limited right of action in certain cases than they would have in the absence of this limitation. In addition, the Companies' governing documents provide that the Companies will indemnify the management team and their respective agents, officers, directors, partners, employees, members, managers, advisers, or consultants for certain claims, losses, damages, and expenses arising out of their activities on behalf of the Companies. Such indemnification obligations could materially affect the returns to investors.

Liability for Return of Distributions. The Members may, under applicable law, be obligated to return cash distributions previously received by them if such distributions are deemed to be a wrongful payment to them.

Investment May Not Be Suitable for Employee Benefit Plans Subject to ERISA. Each prospective investor that is an employee benefit plan or trust within

the meaning of, and subject to the provisions of, ERISA should consult with its own advisors regarding additional risk factors applicable to ERISA plans in determining whether to invest in the Companies.

Geopolitical, War, Terrorism, and Political Instability Risks. Events such as war, terrorism, political instability, civil unrest, or armed conflict—whether occurring abroad or within the United States—could materially and adversely affect the Companies' operations, tenants, and investments. Such events may disrupt national and international supply chains, capital markets, transportation systems, energy supplies, and labor availability. They may also increase insurance costs, interest rates, and construction or operating expenses, or impair the Companies' ability to obtain or refinance debt on favorable terms. Acts of war or terrorism could directly damage or destroy the Companies' properties or the properties of key tenants and materially reduce occupancy or cash flow. In addition, heightened geopolitical tensions or domestic unrest could negatively impact the broader economy, including demand for warehouse space, the financial stability of tenants, and the availability of financing or materials required for property maintenance and development. No assurance can be given that the Companies will be able to anticipate or mitigate the effects of such events, any of which could have a material adverse effect on the value of the Class B Ownership Interests and the Companies' overall financial performance.

Leverage
The properties are expected to be leveraged and subject to substantial mortgage indebtedness. As a result of such leveraged position, an increase in the value of the investments could result in substantial benefits to PropCo, upon resale of the investments. Conversely, a decrease in the value of the properties could result in PropCo being unable to sell the properties for a price sufficient to return to the Members their investment in PropCo.

Conflicts of InterestInvestors should be aware that there will be occasions when the management team and their affiliates encounter conflicts of interest in connection with the Companies. The following discussion enumerates certain potential conflicts of interest, which should be carefully evaluated before making an investment in the Companies.

Services Provided to the Companies by the Management Team
The management team may engage affiliates of the management team or third-party professionals or firms and may pay competitive market brokerage fees and fees for independent professional services pursuant to any such engagements. In addition, the Companies or the management team may pay a finder's or placement fee or a portion of other fees to individuals or entities, including principals of the management team that are registered broker-dealers. Although the management team intends that these fees will be established on arms-length terms, they will not be negotiated with a third-party, the management team will not be required to bid out the services to third-parties, and such fees will not require Member approval. In addition, if the management team, the management team's principals, or any of their affiliates guarantee any debt of the Companies, they may charge the Companies a market rate fee for providing such guarantees.

Other Investment Activities of the Management Team, the Management Team's Principals, and Other Affiliates
The management team, the management team's principals, and other affiliates of the management team engage in substantial real estate investment activities outside of the Companies. In addition, the management team may sponsor investment funds and other pooled investment vehicles that invest in real estate assets that are the same as or substantially similar to the types of real estate assets in which the Companies may invest. Consequently, the management team, the management team's principals, and/or other affiliates of the management team may make an investment in other real estate assets in which the Companies otherwise would have been able to, and might have desired, to make an investment. None of them has an obligation to allocate any such investment opportunities to the Companies, and the Companies will not have any right to, interest in or right to invest in any investments made by the management team or any of its principals or affiliates.
The management team may sponsor or form subsequent funds at any time. Subsequent funds may have an investment objective, strategy, and geographic scope that are the same as or substantially similar to those of the Companies. The management team will have full discretion in determining whether a particular investment is best suited for the Companies or a subsequent fund.

Reliance on the Management Team
The Companies will be relying extensively on the experience, relationships, and expertise of the management team's principals. See the discussion of the "Background of the management team and the Principals" beginning on page 4. There can be no assurance that these principals will remain in the employment of the Companies or otherwise continue to be able to carry on their current duties throughout the term of the Companies. Although the principals intend to devote a portion of their professional time to the Companies, they will have substantial responsibilities outside of the management of the Companies.

CERTAIN INVESTMENT CONSIDERATIONS. Diverse Investors
The Investors may comprise taxable and tax-exempt entities as well as persons or entities organized in various U.S. and non-U.S. jurisdictions. As a result, conflicts of interest may arise in connection with decisions made by the management team that may be more beneficial for one type of Investor than for another type of Investor. In selecting investments appropriate for the Companies, the management team will consider the investment objectives of the Companies as a whole, not the investment objectives of any Investor individually.

whole, not the investment objectives of any investor individually.

Uncertainty of Future Results This Subscription Booklet or other information provided to Members may contain certain financial projections, estimates and other forward-looking information. This information was prepared by the management team based on its experience in the industry and on assumptions of fact and opinion as to future events which the management team believed to be reasonable when made. There can be no assurance, however, that assumptions made are accurate, that the financial and other results projected or estimated will be achieved or that similar results will be attainable by the Companies. Prior investment returns are not indicative of future success.

Projections Projected results of the Companies are only estimates of future results that are based upon assumptions made at the time the projections are developed. Although the management team believes the estimates and assumptions to be reasonable, some or even all of the estimates or assumptions may prove to be inaccurate. Undoubtedly, there will be differences between projected and actual results because events and circumstances frequently do not occur as expected, and those differences may be material and adverse. Also, general economic factors, which are not predictable, can have a material effect on the reliability of projections.

Cautionary Statements Regarding Forward-Looking Statements Certain statements in this Subscription Booklet constitute "forward-looking statements." Such forward-looking statements, including the intended actions and performance objectives of the Companies, involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the Companies to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. All forward-looking statements in this Subscription Booklet speak only as of the date hereof. The Companies and the management team expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in their expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Member Due Diligence The management team will make available, prior to the Closing of this Offering, to each prospective investor the opportunity to ask questions of, and receive answers from, a representative of the management team concerning the terms and conditions of this Offering. The management team will obtain any additional information, if the management team possesses such information or can acquire it without unreasonable effort or expense, necessary to verify the accuracy of the information set forth herein. Due to the fact that different potential investors may ask different questions and request different information, the management team may provide certain information to one or more prospective investors that it does not provide to all of the prospective investors. None of the answers or additional information provided are or will be integrated into this Subscription Booklet, and no prospective investor may rely on any such answers or information in making its decision to subscribe for Class B Ownership Interests.

Legal Counsel
Nelson Mullins Riley & Scarborough, LLP has been engaged to act as counsel to the management team and the Companies in connection with the organization of the Companies. Such counsel has not been engaged to protect the interests of other subscribers or Investors. Investors should consult with and rely upon their own counsel and other professional advisors concerning investments in the Companies.

Side Letters
In accordance with common industry practice, the management team may enter into one or more "side letters" or similar agreements with certain Members pursuant to which the management team grants to such Members specific rights, benefits, or privileges that are not made available to Members generally. No Member shall have the right to review any side letter or be informed about the existence of or the terms of any side letter unless the Member is a party to such side letter. The rights, benefits, or privileges afforded to other Members may negatively affect your investment.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONSGeneral
The following discussion is a summary of certain U.S. federal income tax considerations relating to an investment in the Companies. Except where specifically indicated, this summary does not discuss the effect of any other federal tax laws (e.g., estate and gift tax), or any state, local or foreign tax laws. This discussion does not address all of the U.S. federal income tax consequences to the Members of an investment in the Companies and does not address any of the state, local, or foreign tax consequences of such an investment to any Member. This discussion is based on provisions of the Code, on the regulations promulgated thereunder and on published administrative rulings and judicial decisions now in effect, all of which are subject to change or to differing interpretations. Any such change may be applied retroactively in a manner that could adversely affect a Member and the continued validity of this summary.

This discussion does not address all of the U.S. federal income tax consequences that may be relevant to a Member in light of such Member's particular circumstances (such as the application of the alternative minimum tax) or that may be relevant to a Member because such Member is subject to special rules, including but not limited to rules applicable to financial institutions, insurance companies, real estate investment trusts, regulated investment companies, brokers and dealers and traders in securities that elect to mark their

companies, brokers and dealers and traders in securities that elect to mark their securities portfolios to market. This discussion applies only to Members who hold their investment in the Companies as a "capital asset" within the meaning of Section 1221 of the Code. This discussion does not address the tax consequences of investing in the Companies through a partnership or any other pass-through entity for U.S. federal income tax purposes.

For purposes of this discussion a "U.S. Member" means: (i) an individual that is a citizen or resident of the U.S.; (ii) a corporation or partnership created in or under the laws of the U.S. or any political subdivision thereof; (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust that (A) is subject to the primary supervision of a court within the U.S. and one or more U.S. persons have the authority to control all substantial trust decisions or (B) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person. A "Non-U.S. Member" is a Member that is an individual, corporation, partnership, estate or trust that is not a U.S. Member.

The Companies have not sought and will not seek (i) any tax rulings from the IRS or any other tax authorities or (ii) any opinions of counsel in respect of any of the matters discussed herein. Each prospective investor is urged to consult its own tax advisor with respect to the federal, state, local and foreign tax consequences of the purchase, ownership and disposition of an investment in the Companies.

Classification of PropCo as a Partnership Subject to the discussion of "publicly traded partnerships" and "taxable mortgage pools" below, PropCo will be treated as a partnership for U.S. federal income tax purposes. No assurance can be given that the IRS will concur with such conclusion.

An entity that would otherwise be classified as a partnership for U.S. federal income tax purposes may nonetheless be taxable as a corporation if it is a "publicly traded partnership" under Section 7704 of the Code. The Manager intends to operate PropCo so it will not be treated as a publicly traded partnership.

Section 7701(i) of the Code provides that any entity (or a portion of an entity) that is a "taxable mortgage pool" (a "TMP") will be treated as a corporation subject to U.S. federal income tax. Under such Section 7701(i), an entity (other than a REMIC) will be a TMP if (i) substantially all of its assets consist of debt obligations (or interests therein), more than 50% of which are real estate mortgages (or interests therein); (ii) the entity is the obligor under debt obligations with two or more maturities; and (iii) under the terms of the entity's debt obligations (or an underlying arrangement), payments on such debt obligations "bear a relationship" to the debt obligations (or interests) referred to in clause (i). To the maximum extent practicable, PropCo will seek to structure its investments so as to avoid TMP status.

If PropCo were classified as a corporation, such entity would be required to pay U.S. federal income tax at the corporate tax rate on its taxable income. In such case, the amount of cash available for reinvestment or distribution to the Members would be substantially less than if such entity were classified as a partnership for U.S. federal income tax purposes. Moreover, if PropCo were classified as a corporation, any distributions by PropCo to a Member generally would be taxable to that Member as a dividend.

The following discussion assumes that PropCo will be treated as a partnership for U.S. federal income tax purposes.

Income Taxation of PropCo and MembersPropCo will not pay U.S. federal income taxes, but each Member will be required to report its distributive share (whether or not distributed) of the income, gains, losses, deductions, and credits of PropCo (which may include the income and other tax items of any partnerships or limited liability companies, such as PropCo, in which PropCo invests). For taxable years beginning after December 31, 2017, and before January 1, 2026, a Member may be entitled to a deduction of up to 20% on any "qualified business income" of PropCo, as defined in Section 199A(c) of the Code. PropCo will be treated as having "qualified business income" to the extent it generates income from activities that are treated as a "qualified trade or business," as defined in Section 199A(d) of the Code or it invests in a non-corporate entity that engages in a "qualified trade or business" and generates income from such trade or business. Investors are encouraged to consult their own tax advisor regarding their eligibility for the deduction on "qualified business income."

The distributive share of a tax-exempt Member may be treated as unrelated business taxable income ("UBTI") under Section 512 of the Code. See "Tax-Exempt Investors" below. It is possible that the Members could incur income tax liabilities without receiving from PropCo sufficient distributions to defray such tax liabilities. PropCo's taxable year will be the calendar year, or such other year as required by the Code.

IRS regulations require taxpayers to make certain additional disclosures in connection with the filing of any tax return that reflects tax benefits from a "reportable transaction" as defined in the regulations.

PropCo's Distributions Cash distributions from PropCo to Members are generally not taxable to the extent of a member's adjusted basis in its units of membership interest ("Interests"). Instead, a Member's adjusted basis in its Interests will generally be reduced by the amount of such distribution. However, to the extent such cash distributions exceed the adjusted basis of a Member's Interests, the Member will recognize gain. Distributions (other than liquidating distributions) of property other than cash or marketable securities will reduce the adjusted basis (but not below zero) of a Member's Interests by the amount of PropCo's adjusted basis in such property immediately before its distribution. Under the Regulations, any investment of qualifying capital gains made by a Member into PropCo will result in zero adjusted basis in such Members Interests allocable to such

result in zero adjusted basis in such Members interests allocable to such investment.

Allocations of Income, Gain, Loss, Deduction, and Credits PropCo's Operating Agreement will contain provisions intended to comply substantially with IRS regulations describing partnership allocations that will be treated as having "substantial economic effect," and hence be respected, for tax purposes. However, those regulations are extremely complex, and there can be no assurance that the IRS will respect the allocations of income, gain, loss, deduction, and credits for tax purposes made pursuant to PropCo's Operating Agreement, if reviewed. Even if the IRS were to review PropCo's allocations and determine that they do not technically comply with such regulations, such allocations would be determined "in accordance with each partner's interest in the partnership (determined by taking into account all facts and circumstances)."

Deductibility of Expenditures; Limitations on Losses Interest on any amount borrowed by a Member to make a capital contribution to PropCo will generally be treated as a passive business activity expense (rather than as "investment interest"). As discussed below, certain categories of Members are subject to limitations on deducting losses from passive business activities.
Prior to the Tax Cuts and Jobs Act (the "2017 Tax Act"), under Section 67 of the Code, non-corporate taxpayers could deduct certain miscellaneous expenses (e.g., investment advisory fees, tax preparation fees, unreimbursed employee expenses and subscriptions to professional journals) to the extent such deductions exceed, in the aggregate, two percent (2%) of the taxpayer's adjusted gross income. Under the 2017 Tax Act, this deduction is eliminated for tax years beginning in 2018 through 2026. Accordingly, a Member who is an individual will not be permitted to deduct his or her share of PropCo's expenses that are treated as miscellaneous itemized deductions.
Under Section 469 of the Code, non corporate Members (and certain closely held C-corporations and personal service corporations) are subject to limitations on using losses from passive business activities to offset active business income, compensation income, and portfolio income (e.g., interest, dividends, capital gains from investments, royalties). A Member will, generally, be subject to the passive activity loss limitations on the use of any PropCo's losses allocable to such Member. A Member generally will not be able to use passive activity losses to offset portfolio income (e.g., interest, dividends, capital gains from investments, royalties) from PropCo. Certain Members may also be subject to other limitations on using losses allocated to such Member by PropCo, including without limitation, basis limitations under Section 704 of the Code and the "at risk" rules under Section 465 of the Code. Members should consult with their own tax advisor regarding their ability to deduct losses allocated by PropCo based on such Member's particular circumstances.

Capital Losses
PropCo may incur capital losses. Investors (other than corporations) can deduct capital losses only to the extent of capital gains and either $1,500 or $3,000 of ordinary income, depending on the investor's filing status. Excess losses can be carried forward indefinitely.

Organization and Syndication Expenses Under Section 709 of the Code, PropCo and any Member generally cannot deduct organization or syndication expenses. Syndication expenses (i.e., amounts paid or incurred to promote the sale (or to sell) partnership interests) must be capitalized and cannot be amortized or otherwise deducted. An election may be made by a fund to amortize organizational expenses over a 180-month period. The Manager intends to make this election.

Sale or Exchange of Interests Generally A Member generally will recognize gain or loss on the sale or exchange of any Interests measured by the difference between the amount realized on the sale or exchange and the Member's adjusted tax basis in the Interests sold. The amount realized will include the Member's allocable share of certain PropCo indebtedness, as well as any proceeds from the sale. Thus, a Member's tax liability upon the sale of any Interests may exceed the Member's cash proceeds from such disposition.
Under Section 741 of the Code, gain or loss recognized by a Member on the sale or exchange of Interests generally will be taxable as long-term capital gain or loss provided that the Member has a more than one year holding period for its Interests, except that the gain will be ordinary income to the extent attributable to the Member's allocable share of (i) "unrealized receivables" (as defined in Section 751 of the Code, which includes depreciation recapture) of PropCo and (ii) certain "inventory items" (as defined in Section 751 of the Code) of PropCo.

Elections Section 754 of the Code provides for an election to adjust the basis of PropCo's property upon distributions of PropCo's property to a Member and transfers of Interests (including transfers by reason of death). Such adjustments may be beneficial or detrimental to a Member, depending upon the Member's individual circumstances, and could affect a Member's ability to sell the Interests or the price obtainable therefor. The Manager, in its sole discretion, may cause PropCo to make such an election. Any such election, once made, cannot be revoked without the IRS's consent. All other elections required or permitted to be made by PropCo under the Code will be made by the Manager in its sole discretion.

Audits and Adjustments to Tax LiabilityThe Bipartisan Budget Act of 2015 (the "Budget Act"), which was enacted on November 2, 2015, repeals and replaces the rules applicable to certain administrative and judicial proceedings regarding a partnership's U.S. federal income tax affairs. Under the new rules, a partnership

(such as PropCo) appoints one person (the "partnership representative") to act on its behalf in connection with IRS audits and related proceedings. The partnership representative's actions, including the partnership representative's agreement to adjustments of PropCo's income in settlement of an IRS audit of PropCo, will bind all Members. Pursuant to PropCo's Operating Agreement, the Manager will be designated as PropCo's partnership representative.

In addition, under the new rules, U.S. federal income taxes (and any related interest and penalties) attributable to an adjustment to PropCo's income following an IRS audit or judicial proceeding will, absent an election by PropCo to the contrary, have to be paid by PropCo in the year during which the audit or other proceeding is resolved, if such adjustment results in an increase in U.S. federal income tax liability (as determined under the new rules). If an adjustment to PropCo's income following an IRS audit or judicial proceeding results in a reduction in U.S. federal income tax liability (as determined under the new rules), the adjustment will flow through to the Members based on their Interests for the year in which the audit or other proceeding is resolved. This could cause the economic burden of U.S. federal income tax liability (or the economic benefit of a favorable adjustment) arising on audit of PropCo to be borne by (or, in the case of a favorable adjustment, to benefit) Members based on their membership interests in PropCo in the year during which the audit or other proceeding is resolved, even though such tax liability (or benefit) is attributable to an earlier taxable year in which the membership interests or identity of some or all of the Members was different.

The new rules can also cause PropCo's U.S. federal income tax liability arising on audit to be computed in less advantageous ways than the tax liability of the Members would be computed under the prior partnership audit rules (for example, by applying the highest marginal federal income tax rates and potentially ignoring the tax-exempt status of certain members). The Budget Act directs the IRS to provide procedures that may allow PropCo, in calculating taxes imposed on PropCo with respect to audit adjustments, to take into account certain applicable lower tax rates and the tax-exempt status of certain members, which may require Members to provide certain information to PropCo (possibly including information about the owners of Members classified as partnerships).

In addition, if elected by the partnership representative, alternative procedures may allow PropCo to avoid such entity-level U.S. federal income tax liability in some cases if certain conditions are satisfied. These alternative procedures may require Members (based on their membership interests in PropCo in the prior tax year under audit) to either file amended returns and pay any tax that would be due for the prior tax year under audit, or adjust the tax liability reported on their income tax returns for the year in which the audit is resolved.

Any U.S. federal income taxes (and any related interest and penalties) paid by PropCo in respect of IRS audit adjustments will be borne by the Members and former Members, where applicable, pursuant to the terms of PropCo's Operating Agreement.

The new partnership audit rules are complex. Members should discuss with their tax advisors the possible implications of the new rules with respect to an investment in PropCo.

Tax-Exempt Investors in PropCo PropCo may generate income that is taxable as UBTI to tax-exempt investors. Each tax exempt Member generally will be subject to U.S. federal income tax on its share of any UBTI earned by PropCo. A tax exempt Member's distributive share of PropCo's income should consist principally of interest, rents and capital gain from the sale of real estate or partnerships owning real estate — types of income that may be treated as UBTI under Section 514 of the Code because PropCo may directly incur debt to make investments or make investments in partnerships and limited liability companies that incur debt to acquire real estate or other assets. In addition, PropCo may generate other income that is treated as UBTI or invest in partnerships or limited liabilities companies that generate UBTI.

Also, if a tax exempt Member borrows any amount to fund its contribution to PropCo, some or all of its distributive share of income from PropCo (including interest, rents and capital gains) could be UBTI. Moreover, debt incurred by PropCo directly could cause income otherwise not treated as UBTI to be treated as UBTI to a tax-exempt Member.

Section 514(c)(9) of the Code provides an exemption to the general debt-financed UBTI rule regarding acquisition indebtedness for certain acquisitions of real property by certain tax-exempt organizations through partnerships so long as the partnership complies with the detailed restrictions on tax allocations set forth in the "fractions rule" in the Code and related Treasury regulations. There can be no assurance that the tax allocations made by PropCo pursuant to its Operating Agreement would comply with the "fractions rule." Thus, such exception may not apply.

THE POTENTIAL FOR HAVING INCOME CHARACTERIZED AS UBTI MAY HAVE A SIGNIFICANT EFFECT ON ANY INVESTMENT BY A TAX-EXEMPT ENTITY IN PROPCO AND MAY MAKE INVESTMENT IN PROPCO UNSUITABLE FOR SOME TAX-EXEMPT ENTITIES. TAX-EXEMPT INVESTORS SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING ALL ASPECTS OF UBTI.

Classification of OpCo as a C-Corporation OpCo will be treated as a C-Corporation and taxable as a corporation for U.S. Federal income tax purposes with the U.S. Internal Revenue Service (the "IRS"). Investors should consult their tax advisors as to the specific consequences of investing in a C-Corporation.

Trade or Business Status OpCo intends to take the position for U.S. Federal income tax purposes that its operations and activities constitute an active conduct of a trade or business.

Passive Activity Loss Rules and Other Limitations For certain U.S. investors

(including individuals, estates, trusts and certain closely-held corporations), the ability to utilize tax losses allocated to such U.S. investors by OpCo may be limited under the "at risk" limitations in Section 465 of the Code, the "passive activity loss" limitations in Section 469 of the Code and/or other provisions of the Code. Prospective U.S. investors should consult with their own tax advisors regarding the potential applicability of the "at risk," "passive activity loss" and other limitations that may be applicable to them under the Code.

Qualified Small Business Stock Certain U.S. Federal income tax benefits may be available to noncorporate Investors in connection with the Investor's purchase and sale of "qualified small business stock" as defined in Section 1202 of the Code. However, there are numerous requirements that must be satisfied for stock to be qualified small business stock (including that the issuer be a domestic "C" corporation and engage in qualifying trade or business activities) and a number of these requirements must continue to be satisfied even after the date of issuance. Moreover, OpCo will be under no obligation to obtain, develop, maintain or report to the Investors any information, books or records associated with the qualification of stock as qualified small business stock or the ability of Investors to obtain U.S. Federal income tax benefits associated therewith. Accordingly, there can be no assurance that a noncorporate Investor will obtain any U.S. Federal income tax benefits associated with the purchase and sale of OpCo's stock. Noncorporate Investors are urged to consult their own tax advisers concerning the application of these rules to them, including the potential exclusion from gross income of certain gains recognized in connection with the disposition by OpCo of "qualified small business stock" if held for more than five years, and the potential application of the "gain rollover" rules contained in Section 1045 of the Code. OpCo makes no representation about whether Investors will benefit from Section 1202. Additionally, Investors investing through the PropCo will not be able to benefit directly from Section 1202.

Tax-Exempt Investors in OpCo It is anticipated that OpCo's income will consist principally, if not exclusively, of dividends and interest as well as gains from the disposition of capital assets or other property not held for sale in the ordinary course of business. However, Investors that are tax-exempt entities for U.S. federal income tax purposes should be aware that the Board is under no obligation to minimize recognition by OpCo of income or gain that, with regard to such investors, is "unrelated business taxable income" ("UBTI") within the meaning of Sections 511-514 of the Code.

State, Local, and Foreign Taxes Prospective investors should also consider the potential state, local, and foreign tax consequences of an investment in the Companies. In addition to being taxed in its own state, locality, or country of residence, a Member and/or the Companies may be subject to tax return filing obligations, withholding obligations, and income, franchise, and other taxes in jurisdictions in which the Companies operates. Further, the Companies may be subject to state and/or local tax.

Other TaxationIncome or gains from investments held by the Companies may be subject to withholding taxes or other taxes in jurisdictions other than the U.S., subject to the possibility of reduction under applicable tax treaties.

Net Investment Income Tax Each Member should consult with their own tax advisors regarding any potential applicability of the 3.8% tax on "net investment income" under Section 1411 of the Code attributable to ownership of an interest in the Companies.

Possible Tax Law ChangesThe foregoing discussion is only a summary and is based upon existing U.S. federal income tax law. Prospective investors should recognize that the U.S. federal income tax treatment of an investment in the Companies may be modified at any time by legislative, judicial or administrative action. Any such changes may have retroactive effect with respect to existing transactions and investments and may modify the statements made above.

THE FOREGOING DISCUSSION SHOULD NOT BE CONSIDERED TO DESCRIBE FULLY THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE COMPANIES. PROSPECTIVE INVESTORS ARE STRONGLY ADVISED TO CONSULT WITH THEIR TAX ADVISORS WITH RESPECT TO THE U.S. FEDERAL, STATE, LOCAL AND FOREIGN INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE COMPANIES

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Chistopher Gergen is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

10. How does the issuer intend to use the proceeds of this offering?

If we raise:	**$50,000**
Use of Proceeds:	93.1% team, 6.9% Wefunder fee

If we raise:	**$250,000**
Use of Proceeds:	40% team, 40% lease, 13.1% legal / professional fees, 6.9% Wefunder fee. 0% used for real estate renovations by Blue Co Warehousing Properties LLC, (the "PropCo"). All funds collected from the Reg CF are expected to remain in Blue Co Warehousing Inc.'s (the "OpCo") account

INSTRUCTION TO QUESTION 10: An issuer must provide a reasonably detailed description of any intended use of proceeds, such that investors are provided with an adequate amount of information to understand how the offering proceeds will be used. If an issuer has identified a range of possible uses, the issuer should identify and describe each probable use and the factors the issuer may consider in allocating proceeds among the potential uses. If the issuer will accept proceeds in excess of the target offering amount, the issuer must describe the purpose, method for allocating oversubscriptions, and intended use of the excess proceeds with similar specificity. Please include all potential uses of the proceeds of the offering, including any that may apply only in the case of oversubscriptions. If you do not do so, you may later be required to amend your Form C. Wefunder is not responsible for any failure by you to describe a potential use of offering proceeds.

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?

If we reach our target offering amount prior to the deadline, we may conduct an initial closing of the offering early if we provide notice about the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Wefunder will notify investors if we conduct an initial closing. Thereafter, we may conduct additional closings from time to time at our and Wefunder's discretion until the deadline date. The following describes the process to invest in the Company, including how the Company will complete an Investor's transaction and deliver securities to the investor. Investor Commitment. The Investor will submit, through Wefunder Portal, a requested investment amount. When doing so, the Investor will also execute an investment contract with the Company ("Investment Agreement"), using the Investor's electronic signature. Acceptance of the Investment. If the Investor Agreement is complete, the Investor's commitment will typically be recorded within a few minutes. The commitment will also be available on the Investor's "My Investments" screen on the wefunder.com website. After the offering closes, the contract will be counter-signed by the Company. The executed investment contract will then be sent to the investor via email, and is also available to download on the "My Investments" screen. Investor Transfer of Funds. Upon receiving confirmation that an investment has been accepted, the Investor will be responsible for transferring funds from a source that is accepted by Wefunder Portal into an escrow account held with a third party bank on behalf of issuers offering securities through Wefunder Portal. Progress of the Offering. The Investor will receive periodic email updates on the progress of the offering, including total amounts raised at any given time, and will be notified by email and through the "My Investments" screen when the target offering amount is met. Closing: Original Deadline. Unless we meet the target offering amount early, Investor funds will be transferred from the escrow account to the Company on the deadline date identified in the Cover Page to this Form C and the Company's Wefunder Portal Profile. Early Closings. If the target offering amount is met prior to the original deadline date, we may close the offering earlier, but no less than 21 days after the date on which information about the Company, including this Form C, is posted on our Wefunder Portal Profile. We will reschedule the offering deadline, and at least five days prior to the new deadline, investors will receive notice of it by email and through the "My Investments" screen. At the time of the new deadline, your funds will be transferred to the Company from the escrow account, provided that the target offering amount is still met after any cancellations. Book Entry. Investments may be in book entry form. This means that the Investor may not receive a certificate representing his or her investment. Each investment will be recorded in our books and records and will be recorded in each Investors' "My Investments" screen. The Investor will also be emailed the Investment Agreement again. The Investment Agreement will also be available on the "My Investments" screen. At the option of the Company, you may receive an electronic certificate.

12. How can an investor cancel an investment commitment?

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

An Investor's right to cancel. An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

The Company's right to cancel. The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered.

Priced Round: $8,051,619.00 pre-money valuation

See exact security attached as Appendix B, Investor Contracts

Blue Co Warehousing Inc (the "OpCo") is offering to both accredited and non-accredited investors up to 462,963 shares of its Class B Common Stock, at a purchase price of $0.54 per Share. For each Share purchased, one (1) Class B Unit in Blue Co Warehousing Properties LLC ("PropCo"), the Co-issuer, will be issued. For example, if a subscriber purchases 1,852 Shares (in OpCo) for $1,000.08, they will also receive 1,852 Class B Units (in PropCo).

The campaign maximum is $250,000.02 and the campaign minimum is $50,000.22.

14. Do the securities offered have voting rights?

☐ Yes
☑ No

15. Are there any limitations on any voting or other rights identified above?

☑ Yes: No Voting Rights
☐ No:

16. How may the terms of the securities being offered be modified?

The Company has the right to amend the offering to increase the number of Class B Common Stock shares in OpCo (Blue Co Warehousing Inc.) as well as Class B Units (common units) in PropCo (Blue Co Warehousing Properties LLC).
This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by all parties.
Pursuant to authorization in the Investor Agreement between each Investor and Wefunder Portal,
Wefunder Portal is authorized to take the following actions with respect to the investment contract between the Company and an investor:

1. Wefunder Portal may amend the terms of an investment contract, provided that the amended terms are more favorable to the investor than the original terms; and
2. Wefunder Portal may reduce the amount of an investor's investment if the reason for the reduction is that the Company's offering is oversubscribed.

RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Class A Common Stock	10,000,000	10,000,000	Yes
Class B Common Stock	12,000,000	5,975,344	No

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion	
Warrants:		
Options:	Total Pool:	Issued:

Describe any other rights:

Class A has 100% of the voting power. Besides voting there are no other differences between Class A and B. 5,975,344 is the number of Class B Common Stock shares outstanding as of 12/12/2025, including 1,064,816 from the Reg D round.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The OpCo and PropCo securities being offered in this round do not have voting rights. Jason Widen, the CEO, is effectively in control both from his rights as CEO & President of the OpCo as well as his Class A voting securities in both companies. The Board of OpCo which is also the Manager of PropCo has the right to increase the number of Class A and Class B securities in both companies as well as add other classes of securities in both companies. The Class A Common Stock shareholders of OpCo and Class A Units unitholders of PropCo have the sole voting power to vote on the Board of Directors of OpCo and Manager of PropCo.
The holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could

vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering).
These changes could result in further limitations on the voting rights the Investor will have as an owner of equity in the Company, for example by diluting those rights or limiting them to certain types of events or consents.
To the extent applicable, in cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional equity, an Investor's interest will typically also be diluted.
Based on the risk that an Investor's rights could be limited, diluted or otherwise qualified, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.
Additional risks related to the rights of other security holders are discussed below, in Question 20.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

No.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As holders of a majority-in-interest of voting rights in the Company, **the shareholders** may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, **the shareholders** may change the terms of the Articles of Incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. **The shareholders** may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. **The shareholders** have the right to redeem their securities at any time. **Shareholders** could decide to force the Company to redeem their **securities** at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common stock that take into account factors such as the following:

1. unrelated third party valuations of our common stock;
2. the price at which we sell other securities, such as convertible debt or preferred Stock, in light of the rights, preferences and privileges of our those securities relative to those of our common stock;
3. our results of operations, financial position and capital resources;
4. current business conditions and projections;
5. the lack of marketability of our common stock;
6. the hiring of key personnel and the experience of our management;
7. the introduction of new products;
8. the risk inherent in the development and expansion of our products;
9. our stage of development and material risks related to our business;
10. the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;

11. industry trends and competitive environment;
12. trends in consumer spending, including consumer confidence;
13. overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
14. the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim

with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	Mark Saad
Issue date	07/01/25
Amount	$100,000.00
Outstanding principal plus interest	$50,109.59 as of 12/10/25
Interest rate	8.0% per annum
Maturity date	12/31/25
Current with payments	Yes

$50k of principal paid off on 11/25/2025.

Convertible Note

Issue date	08/06/25
Amount	$250,000.00
Interest rate	8.0% per annum
Discount rate	0.0%
Valuation cap	$6,000,000.00
Maturity date	02/07/26

0-60 days- 6% simple rate interest;
61-120 days- 7%;
121-180- 8%. 100K paid back on 11/25/25 (Balance as of 12/1/25 is $189,288.10).The loan balance converts to equity at a $6M valuation if not paid back by the 181st day (February 8, 2026). Planning to pay off before December 31, 2025 with funds raised in the Reg D offering.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
1/2024	Regulation D, Rule 506(b)	Convertible Note	$1,071,000	General operations
3/2025	Regulation D, Rule 506(b)	Convertible Note	$1,025,000	General operations
8/2025	Section 4(a)(2)	Convertible Note	$250,000	General operations
12/2025	Regulation D, Rule 506(c)	Common stock	$575,000	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

In 2023, the Company received services from Raleigh Founded LLC, resulting in outstanding payables of $13,063 and $13,072 as of December 31, 2024 and 2023, respectively. Raleigh Founded LLC is a related party because it is 50% owned by Forward Impact LLC, which is, in turn, 50% owned by Jason Widen, the Company's majority interest holder.

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than

120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Blue Co. Warehousing Inc operates a scalable network of co-warehousing and flexible workspace facilities designed for small and medium-sized businesses across industries such as E-Commerce, Trades, Technology, Food & Beverage, Life Sciences, and Non-Profit organizations. Its facilities provide fully equipped warehouse, office, and parking spaces with shared operational resources, enabling tenants to operate efficiently without the overhead of traditional commercial spaces. The Company offers flexible lease terms, access to shared equipment and logistical support, professional office and meeting spaces, and a community-oriented environment that fosters collaboration and business growth

Milestones

Blue Co Warehousing Inc. was incorporated in the State of Delaware in March 2023.

Since then, we have:

- $1.6m ARR run rate with $2.4m in booked lifetime revenue as of 2025 Q3
- 34% conversion rate - proposal to tenant (2025 Q3)
- 94% warehouse utilization and 92% retention rate
- Founder is a successful serial entrepreneur in CRE and Co-founder of Raleigh Founded, co-working
- Featured in ABC, Triangle Business Journal, WRAL Techwire

Historical Results of Operations

Our company was incorporated in March 2023 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2024, the Company had revenues of $982,052 compared to the year ended December 31, 2023, when the Company had revenues of $150,783. Our gross margin was 98.83% in fiscal year 2024.
- *Assets.* As of December 31, 2024, the Company had total assets of $8,327,045, including $227,961 in cash. As of December 31, 2023, the Company had $9,008,301 in total assets, including $307,744 in cash.
- *Net Loss.* The Company has had net losses of $1,115,595 and net losses of $894,197 for the fiscal years ended December 31, 2024 and December 31, 2023, respectively.
- *Liabilities.* The Company's liabilities totaled $10,336,837 for the fiscal year ended December 31, 2024 and $9,902,498 for the fiscal year ended December 31, 2023

December 31, 2024 and $[illegible] for the fiscal year ended December 31, 2023.

Liquidity & Capital Resources

To-date, the company has been financed with $100,000 in debt, $575,000 in equity, and $2,346,000 in convertibles.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 9 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 6 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Blue Co Warehousing Inc. cash in hand is $285,312, as of December 2025. Over the last three months, revenues have averaged $129,000/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $175,000/month, for an average burn rate of $46,000 per month. Our intent is to be profitable in 24 months.

Financials cover through 12/31/2024. Since then we opened our location North of Charlotte in June 2025 and signed a contract for a location in Fuquay-Varina, NC in December 2025.

Over the next 6 months, we expect $960,000 in revenues and $1,200,000 in expenses.

We are not currently profitable but this is planned due to growth. We anticipate needing $1M in funding to reach profitability. We expect to reach profitability in 24 months. We plan to open 3 new facilities in the next 18 months, and it takes roughly 12 months to stabilize new properties. After we test the model at scale, we plan to open 3-5 new locations per year. Economies of scale should allow profitability in 24 months.

We've raised funds through high-net-worth accredited individuals. We have funds to operate during and after the campaign.

All projections in the above narrative are forward-looking and not guaranteed.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Jason Widen, certify that:

(1) the financial statements of Blue Co Warehousing Inc. included in this Form are true and complete in all material respects ; and

(2) the financial information of Blue Co Warehousing Inc. included in this Form reflects accurately the information reported on the tax return for Blue Co Warehousing Inc. filed for the most recently completed fiscal year.

Jason Widen
CEO

STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

i. in connection with the purchase or sale of any security? ☐ Yes ☑ No
ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No
iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

i. in connection with the purchase or sale of any security? ☐ Yes ☑ No
ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No
iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

i. at the time of the filing of this offering statement bars the person from:
    A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No
    B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No
    C. engaging in savings association or credit union activities?☐ Yes ☑ No
ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No
ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No
iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No
ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order

entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

INSTRUCTIONS TO QUESTION 30: Final order means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.

No matters are required to be disclosed with respect to events relating to any affiliated issuer that occurred before the affiliation arose if the affiliated entity is not (i) in control of the issuer or (ii) under common control with the issuer by a third party that was in control of the affiliated entity at the time of such events.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

All information presented to investors hosted on Wefunder.com is available in Appendix A: Business Description & Plan

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://www.bluecowarehousing.com//invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

Blue Co Warehousing Inc. Compiled Subscription Booklet

Appendix C: Financial Statements

Financials 1

Appendix D: Director & Officer Work History

Christopher Gergen
Jason Widen

Appendix E: Supporting Documents

ttw_communications_183559_000140.pdf

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the intermediary's platform.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

Blue Co Warehousing Inc. Compiled Subscription Booklet

Appendix C: Financial Statements

Financials 1

Appendix D: Director & Officer Work History

Christopher Gergen

Jason Widen

Appendix E: Supporting Documents

ttw_communications_183559_000140.pdf

Wefunder Portal will review the information you provide before we agree to submit a Form C to the SEC. Our review is designed to assess whether the information you have provided is complete and not inaccurate, misleading or otherwise fraudulent. Despite our review, the company submitting this Form C may be held responsible for all information provided through it, and for ensuring that the information it submits is not false or misleading in any material way and does not omit any information that would cause the information included to be false or misleading. By submitting your Form C to us, you acknowledge this. You also agree to provide any additional information or clarification we may request from you so that the Form C we submit on your behalf, in our reasonable, good faith review, does not contain incorrect information. Wefunder Portal will not submit a Form C that we believe, in our sole discretion, omits material information or contains false or misleading information. As a result, there is no guarantee that we will submit a Form C on your behalf.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the Form C.

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

I authorize Wefunder Portal to submit a Form C to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Form C, any future non-material Form C-A, any future Form C-U, and any future Form C-W on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.

Before you click on the button below, please review the information you have provided carefully.

We strongly recommend you have your company's lawyer review the information as well. The company submitting this Form C is responsible for all information provided through it, and for ensuring that the information it submits is not false or misleading in any material way and does not omit any information that would cause the information included to be false or misleading.

- ☑ **I verify the Form C is 100% accurate**
- ☑ **I agree to the Wefunder Listing Agreement**

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Blue Co Warehousing Inc.

By

Jason Widen

Founder & CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Jason Widen

Founder & CEO

12/19/2025

The Form C must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.